UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

The Warnaco Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

934390402
(CUSIP Number)

Mr. James A. Mitarotonda
c/o Barington Companies Equity Partners, L.P.
888 Seventh Avenue, 17th Floor
New York, NY 10019
(212) 974-5700
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

August 9, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐.

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Equity Partners, L.P.    13-4088890
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
              7) SOLE VOTING POWER
NUMBER OF                   607,685
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   _____________________________________________________________
REPORTING         9) SOLE DISPOSITIVE POWER
PERSON             607,685
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,685
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.31%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Investments, L.P.      20-2871525
 _____________________________________________________________________________
 2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                                (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            282,589
SHARES        _____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             none
EACH   _____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON              282,589
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
282,589
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.61%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Advisors, LLC     20-0327470
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             282,589
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            607,685
EACH   _____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                 282,589
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               607,685
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
890,274
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.92%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Investors, LLC     13-4126527
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
                                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
_______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
_______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             none
SHARES        _____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             607,685
EACH   ______________________________________________________________
REPORTING         9) SOLE DISPOSITIVE POWER
PERSON             none
WITH   ______________________________________________________________
           10) SHARED DISPOSITIVE POWER
              607,685
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
607,685
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.31%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Companies Offshore Fund, Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                                  (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             1,040,977
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                1,040,977
WITH   ____________________________________________________________
             10) SHARED DISPOSITIVE POWER
             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,040,977
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.24%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Offshore Advisors, LLC     20-4797640
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a)  ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            1,040,977
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             none
EACH   ____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON              1,040,977
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,040,977
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.24%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barington Capital Group, L.P.     13-3635132
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                                  (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
New York
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             1,931,251
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            none
EACH   _____________________________________________________________
REPORTING         9) SOLE DISPOSITIVE POWER
PERSON                 1,931,251
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,931,251
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.16%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
LNA Capital Corp.       13-3635168
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             1,931,251
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             none
EACH   _____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON               1,931,251
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,931,251
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.16%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
James Mitarotonda
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                                  (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             1,931,251
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY            none
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               1,931,251
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,931,251
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.16%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Starboard Value and Opportunity Master Fund Ltd.
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            544,366
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            none
EACH   _____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON               544,366
WITH   _____________________________________________________________
             10) SHARED DISPOSITIVE POWER
             none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
544,366
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.17%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
CO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Parche, LLC        20-0870632
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
                            (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  WC
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             103,689
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY             none
EACH   _____________________________________________________________
REPORTING          9) SOLE DISPOSITIVE POWER
PERSON               103,689
WITH   _____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,689
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.22%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Admiral Advisors, LLC      37-1484525
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             648,055
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                 648,055
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Ramius Capital Group, L.L.C.     13-3937658
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                                (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             648,055
SHARES        ____________________________________________________________
BENEFICIALLY          8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING           9) SOLE DISPOSITIVE POWER
PERSON                648,055
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IA, OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
C4S & Co., L.L.C.      13-3946794
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             648,055
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            none
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON                 648,055
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                none
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Peter A. Cohen
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                            (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
___________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            none
SHARES        ____________________________________________________________
BENEFICIALLY         8) SHARED VOTING POWER
OWNED BY                 648,055
EACH   ____________________________________________________________
REPORTING         9) SOLE DISPOSITIVE POWER
PERSON             none
WITH   ____________________________________________________________
           10) SHARED DISPOSITIVE POWER
              648,055
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
__________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
__________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
__________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Morgan B. Stark
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             none
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            648,055
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON                none
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   648,055
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Jeffrey M. Solomon
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                               (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)     ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF            none
SHARES        ____________________________________________________________
BENEFICIALLY       8) SHARED VOTING POWER
OWNED BY            648,055
EACH   ____________________________________________________________
REPORTING            9) SOLE DISPOSITIVE POWER
PERSON    none
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
                   648,055
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

SCHEDULE 13D
CUSIP No. 934390402

1) NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Thomas W. Strauss
 _____________________________________________________________________________
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a) ☒
                             (b) ☐
______________________________________________________________________________
3) SEC USE ONLY
______________________________________________________________________________
4) SOURCE OF FUNDS  OO
______________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  ☐
______________________________________________________________________________
6) CITIZENSHIP OR PLACE OF ORGANIZATION
United States
______________________________________________________________________________
            7) SOLE VOTING POWER
NUMBER OF             none
SHARES        ____________________________________________________________
BENEFICIALLY        8) SHARED VOTING POWER
OWNED BY            648,055
EACH   ____________________________________________________________
REPORTING             9) SOLE DISPOSITIVE POWER
PERSON               none
WITH   ____________________________________________________________
            10) SHARED DISPOSITIVE POWER
               648,055
______________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
648,055
______________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  ☐
______________________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.40%
______________________________________________________________________________
14) TYPE OF REPORTING PERSON
IN
______________________________________________________________________________

Item 1.  Security and Issuer.

This statement on Schedule 13D (the “Statement”) relates to the common stock, par value $0.01 per share (the "Common Stock"), of The Warnaco Group, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 501 Seventh Avenue, New York, New York 10018.

Item 2.  Identity and Background.

(a) - (c) This Statement is being filed by Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss (each, a “Reporting Entity” and, collectively, the “Reporting Entities”).

As of August 18, 2006, the Reporting Entities are the beneficial owners of, in the aggregate, 2,579,306 shares of Common Stock, representing approximately 5.6% of the shares of Common Stock presently outstanding.

Barington Companies Equity Partners, L.P. is a Delaware limited partnership. The principal business of Barington Companies Equity Partners, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Investments, L.P. is a Delaware limited partnership. The principal business of Barington Investments, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Investments, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Barington Companies Offshore Fund, Ltd. is an international business company organized under the laws of the British Virgin Islands. The principal business of Barington Companies Offshore Fund, Ltd. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Companies Offshore Fund, Ltd. is c/o Bison Financial Services Limited, Bison Court, Road Town, Tortola, British Virgin Islands. The executive officers and directors of Barington Companies Offshore Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

The investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. is Barington Companies Advisors, LLC. Barington Companies Advisors, LLC is a Delaware limited liability company. The principal business of Barington Companies Advisors, LLC is serving as the investment advisor of Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P. The address of the principal business and principal office of

Barington Companies Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Advisors, LLC.

The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company. The principal business of Barington Companies Investors, LLC is serving as the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal office of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Companies Investors, LLC.

The investment advisor of Barington Companies Offshore Fund, Ltd. is Barington Offshore Advisors, LLC. Barington Offshore Advisors, LLC is a Delaware limited liability company. The principal business of Barington Offshore Advisors, LLC is serving as the investment advisor of Barington Companies Offshore Fund, Ltd. The address of the principal business and principal office of Barington Offshore Advisors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the Managing Member of Barington Offshore Advisors, LLC.

Barington Companies Advisors, LLC, Barington Companies Investors, LLC and Barington Offshore Advisors, LLC are each majority-owned subsidiaries of Barington Capital Group, L.P. Barington Capital Group, L.P. is a New York limited partnership. The principal business of Barington Capital Group, L.P. is acquiring, holding and disposing of investments in various companies. The address of the principal business and principal office of Barington Capital Group, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

The general partner of Barington Capital Group, L.P. is LNA Capital Corp. LNA Capital Corp. is a Delaware corporation. The principal business of LNA Capital Corp. is serving as the general partner of Barington Capital Group, L.P. The address of the principal business and principal office of LNA Capital Corp. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the sole stockholder and director of LNA Capital Corp. The executive officers of LNA and their principal occupations and business addresses are set forth on Schedule II and incorporated by reference in this Item 2. The principal occupation of Mr. Mitarotonda is serving as the Chairman and Chief Executive Officer of Barington Capital Group, L.P. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

Starboard Value and Opportunity Master Fund Ltd. is an exempted company organized under the laws of the Cayman Islands formed to be a private investment fund. The address of the principal business and principal office of Starboard Value and Opportunity Master Fund Ltd. is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of Starboard Value and Opportunity Master Fund Ltd. and their principal occupations and business addresses are set forth on Schedule III and incorporated by reference in this Item 2. Parche, LLC is a Delaware limited liability company. The address of the principal business and principal office of Parche, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.

The managing member of Parche, LLC is Admiral Advisors, LLC, a Delaware limited liability company formed to be the managing member of Parche, LLC. Admiral Advisors, LLC also serves as the investment manager for Starboard Value and Opportunity Master Fund Ltd. The address of the principal business and principal office of Admiral Advisors, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

The sole member of Admiral Advisors, LLC is Ramius Capital Group, L.L.C. Ramius Capital Group, L.L.C. is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal office of Ramius Capital Group, L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. The managing member of Ramius Capital Group, L.L.C. is C4S & Co., L.L.C., a Delaware limited liability company formed to be the managing member of Ramius Capital Group, L.L.C. The address of the principal business and principal office of C4S & Co., L.L.C. is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S & Co., L.L.C. The business address of each of Messrs. Cohen, Stark, Solomon and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(d) - (e) During the last five years, none of the Reporting Entities or any other person identified in response to this Item 2 was convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each natural person identified in Item 2 is a citizen of the United States, other than Graham Cook, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of the United Kingdom, and Jonathan Clipper, a director of Barington Companies Offshore Fund, Ltd., who is a citizen of Bermuda and the United Kingdom.

Item 3.  Source and Amount of Funds or Other Consideration.

All purchases of Common Stock by the Reporting Entities were made in open market transactions except to the extent set forth below. The transactions effected in the past 60 days are described in the attached Schedule IV. All such purchases of Common Stock were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of funds expended for such purchases was approximately $3,817,989.54 by Barington Companies Equity Partners, L.P., $6,367,385.36 by

Barington Companies Offshore Fund Ltd., $1,656,197.89 by Barington Investments, L.P., $2,098,782.00 by Starboard Value and Opportunity Master Fund Ltd. and $1,736,949.42 by Parche, LLC.

Certain shares of Common Stock reported in this Statement as owned by Parche, LLC were acquired in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital Group, L.L.C. is the sole member of Admiral Advisors, LLC, which is the managing member of Parche, LLC. Parche, LLC acquired from such transferors, through a crossing transaction through a broker on the Nasdaq National Market, an aggregate of 79,689 shares of Common Stock on August 9, 2006, at a price per share of $16.7800, equal to the closing price reported on the Nasdaq National Market on August 9, 2006, or an aggregate of $1,337,181.42. The total of 79,689 shares transferred to Parche, LLC were initially acquired by the transferors for an aggregate of $1,527,761.51 (excluding commissions and other execution related costs). Such transferors had, within the 60 days prior to the filing of this Statement, effected the following transactions in the shares: 06/06/06 purchased 2,800 shares at a price per share of $17.8094; 06/08/06 purchased 5,152 shares at a price per share of $17.5237; 06/09/06 purchased 27 shares at a price per share of $18.0000; 06/12/06 purchased 2,694 shares at a price per share of $17.9103; 06/13/06 purchased 5,600 shares at a price per share of $17.4760; 08/09/06 sold 79,689 shares at a price per share of $16.7800. All purchases of Common Stock referenced in this paragraph were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Entities do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.  Purpose of Transaction.

Each of the Reporting Entities acquired beneficial ownership of the shares of Common Stock to which this Statement relates in order to obtain a significant equity position in the Company, the Common Stock of which, in the opinion of the Reporting Entities, has been undervalued.

The Reporting Entities consider their equity position to be for investment purposes only. Each of the Reporting Entities may acquire additional shares of Common Stock or sell or otherwise dispose of any or all of the shares of Common Stock beneficially owned by it, in the open market, in privately negotiated transactions or otherwise. The Reporting Entities may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Except as set forth in this Item 4, none of the Reporting Entities has any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entities intend to review their investment in the Company on a continuing basis. The Reporting Entities have had preliminary discussions with the Company’s Chief Executive Officer and Chief Financial Officer and desire to continue to engage in discussions with management and the Board of Directors of the Company concerning the business, operations and future plans of the Company, as well as measures the Reporting Entities believe will improve shareholder value for the benefit of the Company’s stockholders. Such measures include, without limitation:

•
the improvement in execution by the Company’s senior management team and oversight provided by its Board of Directors in light of a string of what the Reporting Entities believe to be recent operating disappointments stemming from (a) the recently announced financial restatement caused by accounting issues at the Company’s Chaps division and swimwear segment and the resulting Securities and Exchange Commission informal inquiry, (b) disruptions and excess costs associated with poor implementation of SAP at the Company’s swimwear segment, and (c) missed revenue growth and gross margin targets;

•
a substantial reduction in equity grants, including stock options and restricted stock, which have averaged 5.0% annually or a staggering 17.6% cumulatively of the Company’s shares outstanding over the past three and one-half fiscal years;

•
the improvement in gross and EBITDA margins, which currently trail peer averages by approximately 800 and 600 basis points, respectively, through a reduction in SG&A and corporate expenses and better merchandising;

•	the disposition of non-core brands and licenses, especially in underperforming divisions of the Company’s intimate apparel and swimwear segments; and

•	the exploration of strategic alternatives, including, without limitation, the possible sale of the Company.

Depending on various factors including, without limitation, the willingness of the Board of Directors of the Company to meet with and consider the suggestions of the Reporting Entities, the Company’s financial position and business strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Entities may in the future take such actions with respect to their investment in the Company as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Company concerning changes to the capitalization, ownership structure or operations of the Company, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock or changing their intention with respect to any and all matters referred to in this Item 4.

On August 21, 2006, the Reporting Entities issued a press release announcing, among other things, an outline of certain measures the Reporting Entities believe the Company should take to improve shareholder value. A copy of the press release is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

(a) As of August 18, 2006, Barington Companies Equity Partners, L.P. beneficially owns an aggregate of 607,685 shares of Common Stock, representing approximately 1.31% of the shares of Common Stock presently outstanding based upon the 46,428,816 shares of Common Stock reported by the Company to be issued and outstanding as of August 10, 2006 in its Form 10-Q filed with the Securities and Exchange Commission on August 15, 2006 (the “Issued and Outstanding Shares”).

As of August 18, 2006, Barington Investments, L.P. beneficially owns 282,589 shares of Common Stock, constituting approximately 0.61% of the Issued and Outstanding Shares. As of August 18, 2006, Barington Companies Offshore Fund, Ltd. beneficially owns 1,040,977 shares of Common Stock, constituting approximately 2.24% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Equity Partners, L.P. and the investment advisor and general partner of Barington Investments, L.P., Barington Companies Advisors, LLC may be deemed to beneficially own the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 282,589 shares of Common Stock beneficially owned by Barington Investments, L.P., representing an aggregate of 890,274 shares, constituting approximately 1.92% of the Issued and Outstanding Shares. As the general partner of Barington Companies Equity Partners, L.P., Barington Companies Investors, LLC may be deemed to beneficially own the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., constituting approximately 1.31% of the Issued and Outstanding Shares. As the investment advisor to Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC may be deemed to beneficially own the 1,040,977 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., constituting approximately 2.24% of the Issued and Outstanding Shares. As the majority member of Barington Companies Advisors, LLC and Barington Companies Investors, LLC, Barington Capital Group, L.P. may be deemed to beneficially own the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. and the 282,589 shares of Common Stock beneficially owned by Barington Investments, L.P. As the majority member of Barington Offshore Advisors, LLC, Barington Capital Group, L.P. may also be deemed to beneficially own the 1,040,977 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,931,251 shares, constituting approximately 4.16% of the Issued and Outstanding Shares. As the general partner of Barington Capital Group, L.P., LNA Capital Corp. may be deemed to beneficially own the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 282,589 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,040,977 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,931,251 shares of Common Stock, constituting approximately 4.16% of the Issued and Outstanding Shares. As the sole stockholder and director of LNA Capital Corp., Mr. Mitarotonda may be deemed to beneficially own the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 282,589 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,040,977 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd., representing an aggregate of 1,931,251 shares of Common Stock, constituting approximately 4.16% of the Issued and Outstanding Shares. Each of Barington Companies Advisors, LLC and Barington Companies Investors, LLC share voting and dispositive power with respect to the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P. Mr. Mitarotonda has sole voting and dispositive power with respect to the 607,685 shares of Common Stock beneficially owned by Barington Companies Equity Partners, L.P., the 282,589 shares of Common Stock beneficially owned by Barington Investments, L.P. and the 1,040,977 shares of Common Stock beneficially owned by Barington Companies Offshore Fund, Ltd. Mr. Mitarotonda disclaims beneficial ownership of any such shares except to the extent of his pecuniary interest therein.

As of August 18, 2006, each of Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC beneficially own 544,366 and 103,689 shares of Common Stock, respectively, constituting approximately 1.17% and 0.22%, respectively, of the Issued and Outstanding Shares. As the investment manager of Starboard Value and Opportunity Master Fund Ltd., and the managing member of Parche, LLC, Admiral Advisors, LLC may be deemed to beneficially own the 544,366 shares and the 103,689 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 648,055 shares, constituting approximately 1.40% of the Issued and Outstanding Shares. As the sole member of Admiral Advisors, LLC, Ramius Capital Group, L.L.C. may be deemed to beneficially own the 544,366 shares and the 103,689 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 648,055 shares, constituting approximately 1.40% of the Issued and Outstanding Shares. As the managing member of Ramius Capital Group, L.L.C., C4S & Co., L.L.C. may be deemed to beneficially own the 544,366 shares and the 103,689 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 648,055 shares, constituting approximately 1.40% of the Issued and Outstanding Shares. As the managing members of C4S & Co., L.L.C., each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss may be deemed to beneficially own the 544,366 shares and the 103,689 shares of Common Stock owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, representing an aggregate of 648,055 shares, constituting approximately 1.40% of the Issued and Outstanding Shares. Each of Messrs. Cohen, Stark, Solomon and Strauss share voting and dispositive power with respect to the 544,366 shares and the 103,689 shares owned by Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC, respectively, by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of such shares.

The Reporting Entities do not believe that certain of the foregoing information is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only. Information with respect to each of the Reporting Entities is given solely by such Reporting Entity and no Reporting Entity shall have responsibility for the accuracy or completeness of information supplied by another Reporting Entity.

(b) Each of the Reporting Entities may be deemed to have sole voting and dispositive power over the shares of Common Stock reported as beneficially owned by such person by virtue of their respective positions as described in paragraph (a), except that (i) Messrs. Cohen, Stark, Solomon and Strauss have shared authority to vote and dispose of the shares reported as beneficially owned by them and (ii) Barington Companies Advisors, LLC and Barington Companies Investors, LLC have shared authority to vote and dispose of the shares reported as beneficially owned by Barington Companies Equity Partners, L.P. Messrs. Cohen, Stark, Solomon and Strauss disclaim beneficial ownership of the shares reported as beneficially owned by them.

Except as set forth above, each of the other Reporting Entities may be deemed to have sole voting and dispositive power with respect to the shares each reports as beneficially owned by such person, regardless of the fact that multiple Reporting Entities within the same chain of ownership report sole voting and dispositive power with respect to such shares. Each such Reporting Entity reports sole voting and dispositive power with respect to such shares based on such person’s relationship to the other Reporting Entities within the same chain of ownership. Except to the extent expressly stated herein, each Reporting Entity disclaims beneficial ownership of any shares of Common Stock beneficially owned by any other Reporting Entity.

    (c)  No person identified in Item 2 hereof has effected any transaction in shares of such Common Stock during the 60 days preceding the date of this filing, except to the extent disclosed herein.

    (d)  Not applicable.

(e)  Not applicable.

Item 6.        Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Barington Capital Group, L.P. or one or more of its affiliates expect to receive from Starboard Value and Opportunity Master Fund Ltd. and Parche, LLC a fee with respect to certain profits those entities may derive from their investment in the Common Stock of the Company. An agreement between the parties with respect to the foregoing has not yet been formalized.

Barington Companies Advisors, LLC is compensated for its services as the general partner of Barington Investments, L.P. by an affiliate of Millennium Partners, L.P., the limited partner of Barington Investments, L.P., pursuant to a separate agreement.

Item 7.        Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description
99.1
Agreement of Joint Filing among Barington Companies Equity Partners, L.P., Barington Investments, L.P., Barington Companies Advisors, LLC, Barington Companies Investors, LLC, Barington Companies Offshore Fund, Ltd., Barington Offshore Advisors, LLC, Barington Capital Group, L.P., LNA Capital Corp., James Mitarotonda, Starboard Value and Opportunity Master Fund Ltd., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss dated August 21, 2006.

99.2	Power of attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon dated March 11, 2005.

99.3	Press release issued by the Reporting Entities dated August 21, 2006.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: August 21, 2006

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
By: Barington Companies Investors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON INVESTMENTS, L.P.
By: Barington Companies Advisors, LLC, its general partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES INVESTORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Managing Member

BARINGTON COMPANIES OFFSHORE FUND, LTD.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President

BARINGTON OFFSHORE ADVISORS, LLC

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: Authorized Signatory

BARINGTON CAPITAL GROUP, L.P.
By: LNA Capital Corp., its general
partner

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

LNA CAPITAL CORP.

By: /s/ James A. Mitarotonda
Name: James A. Mitarotonda
Title: President and CEO

/s/ James A. Mitarotonda
James A. Mitarotonda

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD. PARCHE, LLC By: Admiral Advisors, LLC, its managing member	ADMIRAL ADVISORS, LLC By: Ramius Capital Group, L.L.C., its sole member RAMIUS CAPITAL GROUP, L.L.C. By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.
By: /s/ Jeffrey M. Solomon Name: Jeffrey M. Solomon Title: Authorized Signatory
JEFFREY M. SOLOMON /s/ Jeffrey M. Solomon Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

SCHEDULE I

Directors and Officers of Barington Companies Offshore Fund, Ltd.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda	Chairman and Chief Executive	888 Seventh Avenue
Director and President	Officer of Barington Capital	17th Floor
	Group, L.P.	New York, NY 10019

Sebastian E. Cassetta	Senior Managing Director and Director	888 Seventh Avenue
	Chief Operating Officer of	17th Floor
	Barington Capital Group, L.P.	New York, NY 10019

Jonathan Clipper	Managing Director of	7 Reid Street, Suite 108
Director	Bedford Management Ltd.	Hamilton HM11, Bermuda

Graham Cook	Director/Manager, Corporate	Bison Court
Director	Services of Byson Financial	P.O. Box 3460
	Services, Ltd.	Road Town, Tortola
British Virgin Islands

Forum Fund Services, Ltd.	Fund Administration	Washington Mall 1, 3rd Flr.
Secretary		22 Church Street
Hamilton HM11, Bermuda

Melvyn Brunt	Chief Financial Officer of	888 Seventh Avenue
Treasurer	Barington Capital Group, L.P.	17th Floor
New York, NY 10019

SCHEDULE II

Officers of LNA Capital Corp.

Name and Position	Principal Occupation	Principal Business Address

James A. Mitarotonda President and CEO	Chairman and Chief Executive Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Sebastian E. Cassetta Secretary	Senior Managing Director and Chief Operating Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

Melvyn Brunt Treasurer	Chief Financial Officer of Barington Capital Group, L.P.	888 Seventh Avenue 17th Floor New York, NY 10019

SCHEDULE III

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Managing Director of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

SCHEDULE IV

This schedule sets forth information with respect to each purchase of Common Stock which was effectuated by a Reporting Entity during the past 60 days. All transactions were effectuated in the open market through a broker except to the extent set forth in Item 3 above.

Shares purchased by Barington Companies Equity Partners, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

6/22/2006	400	$18.350	$7,340.00
6/23/2006	5,890	$18.321	$107,910.69
6/28/2006	8,060	$18.066	$145,611.96
6/28/2006	4,650	$18.060	$83,979.00
7/12/2006	7,750	$18.579	$143,987.25
7/13/2006	7,750	$18.129	$140,499.75
7/14/2006	7,750	$17.975	$139,306.25
7/28/2006	23,003	$17.761	$408,556.28
8/1/2006	4,587	$17.746	$81,400.90
8/2/2006	612	$17.772	$10,876.46
8/9/2006	153,000	$16.657	$2,548,521.00

Shares purchased by Barington Investments, L.P.

Date	Number of Shares	Price Per Share	Cost(*)

6/22/2006	100	$18.350	$1,835.00
6/23/2006	2,850	$18.321	$52,214.85
6/28/2006	3,900	$18.066	$70,457.40
6/28/2006	2,250	$18.060	$40,635.00
7/12/2006	3,750	$18.579	$69,671.25
7/13/2006	3,750	$18.129	$67,983.75
7/14/2006	3,750	$17.975	$67,406.25
7/28/2006	11,125	$17.761	$197,591.13
8/1/2006	1,946	$17.746	$34,533.72
8/2/2006	252	$17.772	$4,478.54
8/9/2006	63,000	$16.657	$1,049,391.00

Shares purchased by Barington Companies Offshore Fund, Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

6/22/2006	500	$18.350	$9,175.00
6/23/2006	10,260	$18.321	$187,973.46
6/28/2006	14,040	$18.066	$253,646.64
6/28/2006	8,100	$18.060	$146,286.00
7/12/2006	13,500	$18.579	$250,816.50
7/13/2006	13,500	$18.129	$244,741.50
7/14/2006	13,500	$17.975	$242,662.50
7/21/2006	15,100	$17.288	$261,048.80

7/28/2006	40,872	$17.761	$725,927.59
8/1/2006	7,367	$17.746	$130,734.78
8/2/2006	936	$17.772	$16,634.59
8/9/2006	234,000	$16.657	$3,897,738.00

Shares purchased by Starboard Value and Opportunity Master Fund Ltd.

Date	Number of Shares	Price Per Share	Cost(*)

8/9/2006	126,000	$16.657	$2,098,782.00

Shares purchased by Parche, LLC

Date	Number of Shares	Price Per Share	Cost(*)

8/9/2006	24,000	$16.657	$399,768.00
8/9/2006	79,689	$16.780	$1,337,181.42

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(*) Excludes commissions and other execution-related costs.